Exhibit 3.2

Corgenix Medical Corporation

Articles of Amendment

Article IV - first paragraph - is amended as follows:

The total number of shares of all classes of capital stock which the Corporation shall have the authority to issue is One Hundred Five Million (105,000,000) shares divided into two (2) classes, of which One Hundred Million (100,000,000) shares, par value $0.001 per share, shall be designated Common Stock, and Five Million (5,000,000) shares, par value $0.001 per share, shall be designated Preferred Stock. The Board of Directors is expressly vested with the authority to issue the Common Stock and the Preferred Stock from time to time, in one or more classes and in one or more series of any such class, subject to the following provisions:

Article X - to add the following language:

The terms and conditions of any rights, options and warrants approved by the Board of Directors may provide that any or all of such terms and conditions may be waived or amended only with the consent of the holders of a designated percentage of a designated class or classes of capital stock of the Company (or a designated group or groups of holders within such class or classes, including but not limited to disinterested holders), and the applicable terms and conditions of any such rights, options or warrants so conditioned may not be waived or amended absent such consent.